UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SendGrid, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

816883102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816883102	13G	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSON Bain Capital Venture Fund 2014, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,222,938
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,222,938

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,222,938

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%

12.	TYPE OF REPORTING PERSON PN

CUSIP No. 816883102	13G	Page 3 of 9 Pages

1.	NAME OF REPORTING PERSON BCIP Venture Associates

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 229,470
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 229,470

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 229,470

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%

12.	TYPE OF REPORTING PERSON PN

CUSIP No. 816883102	13G	Page 4 of 9 Pages

1.	NAME OF REPORTING PERSON BCIP Venture Associates-B

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,403
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 12,403
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,403

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%

12.	TYPE OF REPORTING PERSON PN

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is SendGrid, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 1801 California Street, Suite 500, Denver, Colorado 80202.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following: (1) Bain Capital Venture Fund 2014, L.P., a Delaware limited partnership (“Fund 2014”), (2) BCIP Venture Associates, a Delaware partnership (“BCIP”), and (3) BCIP Venture Associates-B, a Delaware partnership (“BCIP-B” and, together with Fund 2014 and BCIP, the “Reporting Persons”).

Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the general partner of Bain Capital Venture Partners 2014, L.P. (“BCVP 2014”), a Delaware limited partnership, which is the general partner of Fund 2014.

Boylston Coinvestors, LLC, Delaware limited liability company (“Boylston”), is the managing partner of BCIP and BCIP-B.

The governance, investment strategy and decision-making process with respect to the investments held by all of the Reporting Persons is directed by the Executive Committee of BCVI, which consists of Michael A. Krupka and Ajay Agarwal. As a result, BCVI and Messrs. Krupka and Agarwal may be deemed to share voting and dispositive power with respect to all of the shares of Common Stock held by all of the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2018, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons, BCVI, BCVP 2014, Boylston and Messrs. Krupka and Agarwal is 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship

Each of the Reporting Persons, BCVI, BCVP 2014 and Boylston is organized under the laws of the State of Delaware. Messrs. Krupka and Agarwal are citizens of the United States.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 816883102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2017, the following shares were held by the Reporting Persons:

Fund 2014 held 2,222,938 shares of Common Stock, representing approximately 5.3% of the Company’s outstanding shares of Common Stock.

BCIP held 229,470 shares of Common Stock, representing less than 0.1% of the Company’s outstanding shares of Common Stock.

BCIP-B held 12,403 shares of Common Stock, representing less than 0.1% of the Company’s outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 2,464,811 shares of Common Stock, representing approximately 5.9% of the Company’s outstanding shares of Common Stock. The percentage of the Company’s outstanding shares of Common Stock held by the Reporting Persons is based on 42,021,661 shares of Common Stock, as reported in the Company’s final prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on November 15, 2017, which reflects the exercise in full of the underwriters’ option to purchase additional shares in the offering described therein.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote:

Fund 2014	2,222,938
BCIP	229,470
BCIP-B	12,403

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of:

Fund 2014	2,222,938
BCIP	229,470
BCIP-B	12,403

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2018

Bain Capital Venture Fund 2014
By:	Bain Capital Venture Partners 2014, L.P. its general partner
By:	Bain Capital Venture Investors, LLC, its general partner,

By:	/s/ Michael A. Krupka
Michael A. Krupka
Managing Director

BCIP VENTURE ASSOCIATES
By:	Boylston Coinvestors, LLC, its managing partner

BCIP VENTURE ASSOCIATES-B
By:	Boylston Coinvestors, LLC, its managing partner

By:	/s/ Michael A. Krupka
Michael A. Krupka
Authorized Signatory

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2018

Bain Capital Venture Fund 2014
By:	Bain Capital Venture Partners 2014, L.P. its general partner
By:	Bain Capital Venture Investors, LLC, its general partner,

By:	/s/ Michael A. Krupka
Michael A. Krupka
Managing Director

BCIP VENTURE ASSOCIATES
By:	Boylston Coinvestors, LLC, its managing partner

BCIP VENTURE ASSOCIATES-B
By:	Boylston Coinvestors, LLC, its managing partner

By:	/s/ Michael A. Krupka
Michael A. Krupka
Authorized Signatory